Exhibit 99.2

PRESS RELEASE For immediate distribution

BRP Announces Elections of Directors and Board Committee

Composition

Valcourt, Quebec, May 28, 2026 – BRP Inc. (TSX/NASDAQ: DOO) (“BRP” or the “Company”) held earlier today its annual meeting of shareholders in a virtual format. The meeting was broadcast via live webcast and the recording will be available shortly on BRP’s website at www.brp.com.

At the meeting, all of the nominees for directors listed in the Company’s management proxy circular dated April 22, 2026, were elected by a majority of the votes cast by shareholders present or represented by proxy. Voting results for each nominee were as follows:

Nominee	Votes For	%	Votes Against	%

Élaine Beaudoin	222,107,703	93.33%	15,883,853	6.67%

Pierre Beaudoin	233,969,302	98.31%	4,022,255	1.69%

Joshua Bekenstein	220,969,381	92.85%	17,022,175	7.15%

Charles Bombardier	236,445,908	99.35%	1,545,648	0.65%

Ernesto M. Hernández	237,897,350	99.96%	94,206	0.04%

Katherine Kountze	237,896,874	99.96%	94,682	0.04%

Denis Le Vot	237,493,309	99.79%	498,249	0.21%

Nicholas Nomicos	237,597,506	99.83%	394,050	0.17%

Edward Philip	233,612,223	98.16%	4,379,332	1.84%

Michael Ross	237,896,408	99.96%	95,148	0.04%

Barbara Samardzich	237,815,332	99.93%	176,226	0.07%

Hildegard Maria Wortmann	237,568,826	99.82%	422,731	0.18%

Changes to the Board Committees

The table below reflects the composition of the Board committees as of May 28th, 2026.

Directors	Audit Committee	Human Resources and Compensation Committee	Investment and Risk Committee	Nominating, Governance and Social Responsibility Committee
Élaine Beaudoin		Member		Member
Pierre Beaudoin (Chair)
Joshua Bekenstein		Member		Member
Charles Bombardier			Member
Katherine Kountze	Member
Denis Le Vot
Ernesto M. Hernández	Member		Member
Nicholas Nomicos	Member		Member
Edward Philip		Chair		Chair
Michael Ross	Chair
Barbara Samardzich (Lead independent director)		Member	Chair
Hildegard Maria Wortmann	Member			Member

To learn more about BRP’s Board members, click here.

About BRP

BRP Inc. is a global leader in the world of powersports products and powertrains, built on over 80 years of ingenuity, innovation, and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on- and off-road vehicles, Quintrex boats as well as Rotax engines for karts, recreational aircraft and jet boats, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its product lines with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Headquartered in Quebec, Canada, BRP had annual sales of CA$8.4 billion from over 110 countries and employed close to 17,000 driven, resourceful people as of January 31, 2026..

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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For media enquiries:	For investor relations:

Emilie Proulx	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	philippe.deschenes@brp.com

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